Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 3088900 Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

Mazor Robotics Ltd. Promotes Christopher Prentice to CEO of its US Subsidiary

CAESAREA, Israel – October 14, 2014 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQ GM: MZOR), a developer of innovative guidance systems and complementary products, announced today that Christopher Prentice, SVP America & Global Marketing, has been promoted to be the Chief Executive Officer of Mazor Robotics,  Inc., the US subsidiary of Mazor Robotics Ltd.   Mr. Prentice will report directly to Ori Hadomi, Chief Executive Officer of Mazor Robotics Ltd, the parent company of Mazor Robotics Inc.

“Chris’s contribution to our growth, from strategic planning to tactical execution, has been critical to our success,” commented Ori Hadomi, Chief Executive Officer of Mazor Robotics Ltd.  “The US market represents our greatest growth opportunity and I am confident that Chris’s leadership, talent and proven capabilities will allow us to realize our objectives.”

“Mazor Robotics’ clinical and economic value to patients, surgical teams, and hospitals has driven our growth, orchestrated by a wonderful team of professionals,” commented Christopher Prentice.  “I feel privileged and honored to take on these new responsibilities, and I look forward to leading the team to ensure Mazor’s continued success and growth in the US market.”

Mr. Prentice has spent the past 16 years in healthcare management roles with a focus on advancing new technologies in surgical fields. Prior to joining Mazor in 2010, he held leadership positions in marketing & sales at Ethicon Endo-Surgery, a Johnson & Johnson company, Intuitive Surgical, Inc., and in finance at Tampa General Hospital. Chris graduated from the United States Military Academy at West Point, has an MBA from Western New England University, and an MHA from the University of South Florida.

About Mazor
Mazor Robotics is dedicated to the development and marketing of innovative surgical guidance systems and complementary products that provide a safer surgical environment for patients, surgeons, and operating room staff. Mazor Robotics’ flagship product, Renaissance®, is a state-of-the-art surgical guidance system that enables surgeons to conduct spine surgeries in an accurate and secure manner. Mazor Robotics systems have been successfully used in the placement of over 50,000 implants worldwide. Numerous peer-reviewed publications and presentations at leading scientific conferences have validated the accuracy, usability, and clinical advantages of Mazor Robotics technology. For more information, the content of which is not part of this press release, please visit www.mazorrobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws.  Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the US market representing a growth opportunity for the Company, or that Chris Prentice’s leadership, talents and proven capabilities will allow the Company to realize its objectives, or when we discuss ensuring the Company’s success and continued growth in the US market, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on April 9, 2014 and in subsequent filings with the SEC.  For more details, refer to Mazor's SEC filings.  Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Robert Jones - Investors
mpolyviou@evcgroup.com; bjones@evcgroup.com
212.850.6020; 646.201.5447

David Schemelia – Media
dave@evcgroup.com
646.201.5431

 www.MazorRobotics.com